Announcement

Oxford Glycosciences PLC

For further information please contact:

Oxford GlycoSciences Plc
Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
Website: www.ogs.com

UK: Financial Dynamics
Sarah Mehanna / Melanie Toyne Sewell
Tel: +44 (0) 20 7831 3113

USA: Feinstein Kean
Robert Gottlieb
Tel: +1 (617) 577 8110

For Immediate Release

OGS Announces Board Change

Oxford, UK, 1 August 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) today announced that Don DeGolyer has resigned from the Company's Board of Directors with immediate effect, following OGS' decision to close its US Office in Bridgewater, New Jersey. The Board thanks Don for his contribution and wishes him well for the future.

END